

OFFERING MEMORANDUM

facilitated by



Bx Invest LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Bx Invest LLC
State of Organization	NY
Date of Formation	05/16/2016
Entity Type	Limited Liability Company
Street Address	901 Hunts Point Ave, Bronx NY, 10474
Website Address	https://boogiedowngrind.com/

(B) Directors and Officers of the Company

Key Person	Majora Carter
Position with the Company Title First Year	 Owner 2016
Other business experience (last three years)	• **Owner of Boogie Down Grind** (*Founded 2016*) — An "urban Cracker Barrel" hip hop immersive hospitality experience that brings high quality commercially viable 3rd spaces and equally high quality coffee & local beer to low-status communities in order to spur greater social cohesion and economic development. • **CEO of Majora Carter Group, LLC** (*founded 2008)* — Introducing positive real estate and economic development strategy to low-status communities

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Majora Carter	100%

(D) The Company's Business and Business Plan

SUMMARY

The Boogie Down Grind is an immersive hip hop cafe serving specialty coffee, craft beers, and light bites. Like many businesses, we have been shut down as a result of the corona pandemic. With additional capital, we will restock inventory of our branded merchandise, coffee, beer and food. This will allow us to focus on growth and rebuilding once the pandemic ends and we are allowed to serve our customers once again.

The Opportunity

By investing in The Boogie Down Grind, you will support a minority, women-owned business that is exhibiting a homage to south Bronx culture. We provide a high quality social meeting place in a "3rd-Space" desert.

- Proven Demand - We've already identified a loyal customer base in the south Bronx throughout our first 3 years of operation. We also experience high foot traffic from tourists that visit the south Bronx looking to experience its unique culture.
- Competitive Advantage - We are the only specialty coffee/craft beer bar in the area that caters to both local residents and commuters alike.
- Experienced Founder - Our founder, Majora Carter, has spent 20 years in community development. This includes award-winning park & greenway development as well as green job training & placement systems. Because of this work, she is often considered an expert in the subject and is highly sought after for consultant work and speaking engagements.

Key performance indicators

- Average Monthly Revenue: $16,000
- Average Ticket Size: $8

from the founder

> We are very excited for you to be a part of The The Boogie Down Grind's next chapter. The South Bronx community and the culture produced here is important to preserve and to share widely in ways that create thriving local economies in the places where Hip Hop was born. Quality 3rd Spaces (places that are neither work nor home) that help retain talent and build informal connections are hard to find in some communities - causing much of our talent to leave. Hip Hop appeals to many age groups and all races. Let's drive this worldwide interest into a tangible revenue producing activity together!

—Majora Carter

Offerings

- Immersive hip hop hospitality experience
- Top quality specialty coffees & teas
- Locally brewed craft beers
- Healthy food + dairy and sugar alternatives that are not available nearby
- Free high-speed WiFi + lots of outlets
- T-Shirts, hoodies, tank tops, and mugs

Our Story

Our cafe began as a joint venture with NYC's Birch Coffee in 2016. We didn't know anything about the coffee business, but we knew communities in places like the South Bronx needed higher quality spaces for locals and commuters to get together socially. Indeed, it was the first sit-down coffee shop in the neighborhood since the 1980's.

By 2017, both companies amicably split, and The Boogie Down Grind was born! We designed it as an homage to the legacy of Hip Hop in the South Bronx as well as the creation of a cool community gathering space that we knew our neighbors previously had to leave the community to experience. It has become a focal point for residents, commuters, and tourists. We host art openings, open mics, workshops/seminars on credit repair, first time home buying, motherhood support, etc.

In the press

- [Video] (News 12 Bronx)

- [Majora Carter] (NYTimes)
- [Video] (Spectrum Cable)

Our Products & Services

- Specialty Coffees (i.e., Grand Master Frappe; Cool Herc Cold Brew)
- Light Bites, featuring our signature Big PUNini including Housemade Vegan options
- Bronx Brewery Beers
- Lots of great comfy places to sit with plenty of outlets!

Additional Sources of Capital

In addition to our Mainvest raise, we have other sources of capital such revenue from sales and merchandise.

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	July 8, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section

(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operational Costs	$18,200	$37,000
HVAC	$10,000	$10,000
Mainvest Compensation	$1,800	$3,000
TOTAL	$30,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five

business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 5.0%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	.99%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	3.0%
$35,000	3.5%
$40,000	4.0%
$45,000	4.5%
$50,000	5.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Majora Carter	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Renaissance CDC	$85,000	5%	05/11/2022	
Beck Peters	$12,841	7%		

The Company has received a $2,000 loan at 0% interest from MainVest, Inc. to be repaid in approximately 150 days. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

The Boogie Down Grind has been operating since January, 2017 and has since achieved the following milestones:

- January 2017: Opened South Bronx, NY
- 1st Year Revenue: $96,514.17
- 2018 Piloted seasonal outdoor stand on the HighLine in NYC's Chelsea District which yielded tourist market insights.
- 2nd Year Revenue: $268,575.35 with 1 seasonal location
- 2019: Expanded South Bronx Location, Granted NYS Beer&Wine Lic, increased single store revenue: $173,858.83

Historical financial performance is not necessarily predictive of future performance.

The Company has received a $2,000 loan at 0% interest from MainVest, Inc. to be repaid in approximately 150 days. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

Projection: 2020 - 2022

Net Income		COVID-19 - 6 month		
	-98,014	**-19,247.85**	**-28,595.103**	**3,365.29**
	2019	2020	2021	2022
Income				
Total Income	175,220	109,512.494	273,781.234	342,226.543
Cost of Goods Sold				
Total Cost of Goods Sold	73,001	22,997.624	114,988.118	143,735.148
Gross Profit	102,219	86,514.87	158,793.116	198,491.395
Expenses				
Advertising & Marketing	745	250	250	250
Bank Charges & Fees	-	0	0	0
Contractors	15,085	600	600	600
Event Expenses	1,125	600	1,200	1,200
Insurance	-	0	0	0
Business Liability	6,584	6,584	6,584	6,584
Workers Compensation	559	150	599	599
Total Insurance	7,143	6,734	7,183	7,183
Interest Paid	8,818	8,818	8,818	8,818
Job Supplies	6,235	2,738	6,845	8,556
Legal & Professional Services	3,232	475	475	475
Licenses and Fees	993	2,245	993	2,245
Office Supplies & Software	328	328	328	328
QuickBooks Payments Fees	24	24	24	24
Rent & Lease	11,210	12,763.32	13,146.22	13,540.606
Repairs & Maintenance	447	447	447	447
Carting	5,063	2,531.5	5,063	5,063
Electrical	4,627	0	0	0
Exterminator	849	849	849	849
Utilities	1,713	856.5	1,713	1,713
Total Repairs & Maintenance	12,699	4,684	8,072	8,072
Salaries & Wages		0		
Payroll Fees				
Payroll Salaries				
Payroll Taxes				
Total Salaries & Wages	119,866	59,933	119,866	119,866
Sales Tax	11,275	3,504.4	17,521.999	21,902.499
Travel	14	100	100	100
Total Expenses	198,792	103,796.72	185,422.219	193,160.105
Net Operating Income	-96,573	-17,281.85	-26,629.103	5,331.29
Other Income				
Cash Back Rewards	517	517	517	517
Total Other Income	517	517	517	517
Other Expenses				
Artist Payment	1,958	2,483	2,483	2,483
Total Other Expenses	1,958	2,483	2,483	2,483
Net Other Income	-1,441	-1,966	-1,966	-1,966
Net Income	-98,014	-19,247.85	-28,595.103	3,365.29

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

The Company has received a $2,000 loan at 0% interest from MainVest, Inc. to be repaid in approximately 150 days. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$21,214.18	$153,663.08
Cash & Cash Equivalents	$1,729.18	$29,684.66
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$176,522.75	$339,845.81
Revenues/Sales	$96,514.17	$268,575.35
Cost of Goods Sold	$63,273	$120,762.64
Taxes Paid	$0	$0
Net Income	$-73,154.09	$-121,349.31

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V